Exhibit 99.1

Freeline Receives Approval to Transfer to Nasdaq Capital Market

LONDON, November 29, 2022 (GLOBE NEWSWIRE) – Freeline Therapeutics Holdings plc (Nasdaq: FRLN) (the “Company” or “Freeline”) today announced that it received approval from the Nasdaq Stock Market LLC (“Nasdaq”) to transfer the listing of its American Depositary Shares (“ADSs”) representing ordinary shares of the Company from The Nasdaq Global Select Market to The Nasdaq Capital Market. The transfer will be effective at the opening of business on November 30, 2022. The Company will continue to trade under the symbol “FRLN.”

The Nasdaq Capital Market is a continuous trading market that operates in the same manner as The Nasdaq Global Select Market. All companies listed on The Nasdaq Capital Market must meet certain financial requirements and adhere to Nasdaq’s corporate governance standards. Nasdaq’s decision to approve the Company’s application to transfer to the Nasdaq Capital Market was based on the Company meeting all applicable criteria for continued listing on The Nasdaq Capital Market, except for the requirement set forth in Nasdaq Listing Rule 5450(a)(1) that the bid price of the Company’s ADSs meet or exceed $1.00 per ADS for at least ten consecutive business days.

In connection with the transfer to the Nasdaq Capital Market, Nasdaq granted the Company an additional 180-day period (or until May 29, 2023) to regain compliance with the minimum bid price requirement. The Company provided Nasdaq with its written intent to cure the minimum bid price deficiency during the additional compliance period by implementing a reverse share split or ADS ratio change, if necessary.

About Freeline Therapeutics

Freeline is a clinical-stage biotechnology company developing transformative adeno-associated virus (AAV) vector-mediated gene therapies. The company is dedicated to improving patient lives through innovative, one-time treatments for chronic debilitating diseases. Freeline uses its proprietary, rationally designed AAV vector and capsid (AAVS3), along with novel promoters and transgenes, to deliver a functional copy of a therapeutic gene into human liver cells, thereby expressing a persistent functional level of the missing or dysfunctional protein into the patient’s bloodstream. The company’s integrated gene therapy platform includes in-house capabilities in research and clinical development. The company is advancing clinical programs in Fabry disease and Gaucher disease Type 1. Freeline is headquartered in the UK and has operations in Germany and the U.S.

Forward-Looking Statements

This press release contains statements that constitute “forward looking statements” as that term is defined in the United States Private Securities Litigation Reform Act of 1995, including statements that express the Company’s opinions, expectations, beliefs, plans, objectives, assumptions or projections regarding future events or future results, in contrast with statements that reflect historical facts. All statements, other than historical facts, including statements regarding the Company’s intention to resolve the deficiency and regain compliance with the Nasdaq listing rules, are forward-looking statements. In some cases, you can identify such forward-looking statements by terminology such as “anticipate,” “intend,” “believe,” “estimate,” “plan,” “seek,” “project,” “expect,” “may,” “will,” “would,”

“could” or “should,” the negative of these terms or similar expressions. Forward-looking statements are based on management’s current beliefs and assumptions and on information currently available to the Company, and you should not place undue reliance on such statements. Forward-looking statements are subject to many risks and uncertainties, including the potential that the Company may not be able to regain compliance with the minimum bid price requirement or continue to meet any other requirement in the future. Such risks and uncertainties may cause the statements to be inaccurate and readers are cautioned not to place undue reliance on such statements. The Company cannot guarantee that any forward-looking statement will be realized. Should known or unknown risks or uncertainties materialize or should underlying assumptions prove inaccurate, actual results could vary materially from past results and those anticipated, estimated, or projected. Investors are cautioned not to put undue reliance on forward-looking statements. A further list and description of risks, uncertainties, and other matters can be found in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2021, and in subsequent reports on Form 6-K, in each case including in the sections thereof captioned “Cautionary Statement Regarding Forward-Looking Statements” and “Item 3.D. Risk factors.” Many of these risks are outside of the Company’s control and could cause its actual results to differ materially from those it thought would occur. The forward-looking statements included in this press release are made only as of the date hereof. The Company does not undertake, and specifically declines, any obligation to update any such statements or to publicly announce the results of any revisions to any such statements to reflect future events or developments, except as required by law. For further information, please reference the Company’s reports and documents filed with the U.S. Securities and Exchange Commission (the “SEC”). You may review these documents by visiting EDGAR on the SEC website at www.sec.gov.

Media and Investor Contact:

Naomi Aoki

naomi.aoki@freeline.life

Senior Vice President, Head of Investor Relations & Corporate Communications

+ 1 617 283 4298